Exhibit 99.1

LJ International Announces Results of Annual General Meeting of Shareholders

HONG KONG, December 15, 2011—LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”) announced today that the Company held its Annual General Meeting (AGM) for its shareholders on December 9, 2011. All of the resolutions submitted to the shareholders at the 2011 AGM were duly passed.

The resolutions approved by shareholders were: (1) election of directors; (2) ratification of the selection of Deloitte Touche Tohmatsu CPA Limited as the Company’s independent registered public accounting firm.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com